SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No.)

PROTO LABS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

743713109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743713109	Page 2 of 14 pages

1.	Names of Reporting Persons. NBGE Manager, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,404,290
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,404,290
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,290
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 743713109	Page 3 of 14 pages

1.	Names of Reporting Persons. NBGE GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,404,290
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,404,290
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,290
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 743713109	Page 4 of 14 pages

1.	Names of Reporting Persons. North Bridge Growth Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,404,290
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,404,290
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,290
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 743713109	Page 5 of 14 pages

1.	Names of Reporting Persons. North Bridge Growth Equity I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,404,290
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 3,404,290
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,290
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 743713109	Page 6 of 14 pages

1.	Names of Reporting Persons. Edward T. Anderson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1711
	6.	Shared Voting Power 3,404,290
	7.	Sole Dispositive Power 1711
	8.	Shared Dispositive Power 3,404,290
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,406,001
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743713109	Page 7 of 14 pages

1.	Names of Reporting Persons. Richard A. D’Amore
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 610
	6.	Shared Voting Power 3,404,290
	7.	Sole Dispositive Power 610
	8.	Shared Dispositive Power 3,404,290
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,404,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 14.0%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 743713109	Page 8 of 14 pages

Item 1(a)	Name of Issuer:

Proto Labs, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

5540 Pioneer Creek Drive, Maple Plain, Minnesota 55359

Item 2(a)	Name of Person Filing:

The reporting persons are:

NBGE Manager, LLC (the “Managing Manager”)

NBGE GP, LLC (the “GP of the GP”)

North Bridge Growth Management, L.P. (the “GP”)

North Bridge Growth Equity I, L.P. (“NBGE”)

Edward T. Anderson (“Mr. Anderson”)

Richard A. D’Amore (“Mr. D’Amore”)

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of each of the reporting persons is:

c/o North Bridge Growth Equity

950 Winter Street, Suite 4600

Waltham, Massachusetts 02451

Item 2(c)	Citizenship:

Managing Manager         Delaware limited liability company

GP of the GP         Delaware limited liability company

GP         Delaware limited partnership

NBGE         Delaware limited partnership

Mr. Anderson         U.S. citizen

Mr. D’Amore         U.S. citizen

Item 2(d)	Title of Class of Securities:

This Schedule 13G report relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Proto Labs, Inc.

CUSIP No. 743713109	Page 9 of 14 pages

Item 2(e)	CUSIP Number:

743713109

Item 3	Description of Person Filing:

Not applicable.

CUSIP No. 743713109	Page 10 of 14 pages

Item 4	Ownership:

(a)	Amount Beneficially Owned:

As of December 31, 2012, NBGE was holder of record of 3,404,290 shares of Common Stock (the “Shares”).

As the general partner of NBGE, the GP may be deemed to own beneficially the Shares.

As the general partner of the GP, the GP of the GP may be deemed to own beneficially the Shares.

As the managing manager of the GP of the GP, the Managing Manager may be deemed to own beneficially the Shares.

Messrs. Anderson and D’Amore, as individual managers of the Managing Manager with shared voting and dispositive power over the Shares, may be deemed to beneficially own the Shares.

Mr. Anderson is the holder of record of 1,126 shares of Common Stock and 585 shares of Common Stock are held of record by a family trust for the benefit of certain of Mr. Anderson’s immediate family members. Mr. Anderson’s immediate family member is the trustee of the trust.

Mr. D’Amore is the holder of record of 610 shares of Common Stock.

(b)	Percent of Class:

Managing Manager	14.0%
GP of the GP	14.0%
GP	14.0%
NBGE	14.0%
Mr. Anderson	14.0%
Mr. D’Amore	14.0%

The ownership percentages above are based on an aggregate of 24,325,937 shares of Common Stock outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012.

(c)	Number of Shares as to which the Person has:

	NUMBER OF SHARES OF CLASS B COMMON STOCK
Reporting Person
	(i)	(ii)	(iii)	(iv)
Managing Manager	3,404,290	0	3,404,290	0
GP of the GP	3,404,290	0	3,404,290	0
GP	3,404,290	0	3,404,290	0
NBGE	3,404,290	0	3,404,290	0
Mr. Anderson	1711	3,404,290	1711	3,404,290
Mr. D’Amore	610	3,404,290	610	3,404,290

CUSIP No. 743713109	Page 11 of 14 pages

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Each of the Reporting Persons expressly disclaims membership in a “Group” as defined in Rule 13d-1(b)(ii)(K).

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 743713109	Page 12 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2013

NBGE MANAGER, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE GROWTH MANAGEMENT, L.P.

By:	NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE GROWTH EQUITY I, L.P.

By:	North Bridge Growth Management, L.P.

By:	NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

/s/ Edward T. Anderson
EDWARD T. ANDERSON

/s/ Richard A. D’Amore
RICHARD A. D’AMORE

CUSIP No. 743713109	Page 13 of 14 pages

Exhibit I

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of Proto Labs, Inc. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED as of this 14th day of February, 2013.

NBGE MANAGER, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE GROWTH MANAGEMENT, L.P.

By:	NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

NORTH BRIDGE GROWTH EQUITY I, L.P.

By:	North Bridge Growth Management, L.P.

By:	NBGE GP, LLC

By:	NBGE Manager, LLC

By:	/s/ Edward T. Anderson
Name:	Edward T. Anderson
Title:	Manager

CUSIP No. 743713109	Page 14 of 14 pages

/s/ Edward T. Anderson
EDWARD T. ANDERSON

/s/ Richard A. D’Amore
RICHARD A. D’AMORE